EXHIBIT 1


         On December 24, 2003, the Reporting Persons, Shannon River Partners, LP, Shannon River Partners II, LP and Shannon River Management, LLC jointly filed a Statement of Beneficial Ownership on Schedule 13G, as amended by Amendment No. 1, filed on February 12, 2004 (the "Schedule 13G") with respect to the issuer's common stock, par value $.01 per share (the "Common Stock"), reflecting Shannon River Management, LLC's relationship as Portfolio Manager with respect to the shares of Common Stock beneficially owned by the Reporting Persons. As of January 1, 2005, Shannon River Management, LLC ceased serving as Portfolio Manager with respect to the shares of Common Stock beneficially owned by the Reporting Persons. Therefore, all further filings, if any, required to be made by Shannon River Management, LLC and its affiliated entities with respect to the securities reported on the Schedule 13G will be made separately from all such filings required, if any, by the Reporting Persons.